UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes in Number of Outstanding Securities

On July 2, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that as of June 30, 2017, there were changes in the number of outstanding securities of the Company. The changes consist of the following:

(i)	a decrease, from 44,436,548 New Israeli Shekels (“NIS”) to NIS 0, in the outstanding principal amount of the Company’s Series A Debentures, due to the repurchase for cancelation and due to final redemption, by the Company, of all remaining Series A Debentures;

(ii)	a decrease, by NIS 127,755,180, in the outstanding principal amount of the Company’s Series C Debentures, due to repurchases for cancelation and due to partial redemption by the Company, resulting in remaining outstanding principal amount of NIS 370,879,542;

(iii)	a decrease, by NIS 274,057,012, in the outstanding principal amount of the Company’s Series E Debentures, due to repurchases for cancelation and due to partial redemption by the Company, resulting in remaining outstanding principal amount of NIS 270,291,016;

(iv)	a decrease, by NIS 116,695, in the outstanding principal amount of the Company’s Series I Debentures, due to repurchases for cancelation by the Company, resulting in remaining outstanding principal amount of NIS 477,478,847; and

(v)	a decrease, by 717,770, in the number of outstanding options (unregistered) to purchase ordinary shares, par value NIS 1.0, of the Company (“options”), from 4,454,218 to 3,736,448, due to the expiration of that number of options.

Changes in Holdings of Officers and/or Directors

The Company has furthermore reported to the TASE and ISA, on June 28, 2017, that the holdings of the principal amount of the Company’s Series J Debentures by the Company’s director, Mr. Ronnie Bar-On, has decreased from NIS 38,000 to NIS 37,600, due to the partial redemption of the debentures held by Mr. Bar-On. Mr. Bar-On’s percentage holdings of the Series J Debentures remains at 0.01% following that decrease.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 5, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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